UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Li Auto Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

50202M102(1)
(CUSIP Number)

Xing Wang

Meituan (formerly known as Meituan Dianping)
Block B&C, Hengjiweiye Building
No.4 Wang Jing East Road, Chaoyang District, Beijing 100102
People’s Republic of China
+86 10 5737 6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares, each representing two Class A ordinary shares, par value US$0.0001 per share.

CUSIP No. 50202M102	SCHEDULE 13D	Page 2 of 8 Pages

(1)	Name of Reporting Persons Xing Wang
(2)	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 133,263,086(2)
	(8)	Shared Voting Power 258,171,601(3)
	(9)	Sole Dispositive Power 133,263,086(2)
	(10)	Shared Dispositive Power 258,171,601(3)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 391,434,687(2)(3)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 21.8%(4)
(14)	Type of Reporting Person (see instructions) IN

(2)	Represents 131,883,776 Class A Ordinary Shares (as defined below) held by Zijin Global Inc., and 1,379,310 Class A Ordinary Shares held by Shared Patience Inc. in the form of 689,655 ADSs (as defined below). Zijin Global Inc., a company incorporated in British Virgin Islands, is wholly owned by Crown Holdings Asia Limited, which is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Xing Wang (as the settlor) for the benefit of Mr. Xing Wang and his family, with the trustee being TMF (Cayman) Ltd. The registered address of Zijin Global Inc. is Sertus Chambers, P.O. Box 905 Quastisky Building, Road Town, Tortola, British Virgin Islands. Shared Patience Inc. is a limited liability company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Xing Wang. The registered address of Shared Patience Inc. is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(3)	Represents 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.
(4)	Percentage ownership is calculated based on 1,795,188,310 ordinary shares outstanding immediately after the completion of the Follow-on Offering (as defined below) of the Issuer (as defined below), comprising of (i) 1,439,376,230 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares (as defined below), as disclosed in the Issuer’s prospectus filed with the Commission (as defined below) on December 4, 2020. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 50202M102	SCHEDULE 13D	Page 3 of 8 Pages

(1)	NAME OF REPORTING PERSON: Zijin Global Inc.
(2)	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 131,883,776(5)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 131,883,776(5)
	(10)	Shared Dispositive Power 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,883,776(5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%(6)
(14)	TYPE OF REPORTING PERSON CO

(5)	Represents 131,883,776 Class A Ordinary Shares held by Zijin Global Inc. a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Crown Holdings Asia Limited, which is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Xing Wang (as the settlor) for the benefit of Mr. Xing Wang and his family, with the trustee being TMF (Cayman) Ltd. The registered address of Zijin Global Inc. is Sertus Chambers, P.O. Box 905 Quastisky Building, Road Town, Tortola, British Virgin Islands.
(6)	Percentage ownership is calculated based on 1,795,188,310 ordinary shares outstanding immediately after the completion of the Follow-on Offering of the Issuer, comprising of (i) 1,439,376,230 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus filed with the Commission on December 4, 2020. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 50202M102	SCHEDULE 13D	Page 4 of 8 Pages

(1)	NAME OF REPORTING PERSON: Meituan (formerly known as Meituan Dianping)
(2)	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 258,171,601(7)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 258,171,601(7)
	(10)	Shared Dispositive Power 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,171,601(7)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%(8)
(14)	TYPE OF REPORTING PERSON CO

(7)	Represents 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.
(8)	Percentage ownership is calculated based on 1,795,188,310 ordinary shares outstanding immediately after the completion of the Follow-on Offering of the Issuer, comprising of (i) 1,439,376,230 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus filed with the Commission on December 4, 2020. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 50202M102	SCHEDULE 13D	Page 5 of 8 Pages

(1)	NAME OF REPORTING PERSON: Inspired Elite Investments Limited
(2)	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 258,171,601(9)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 258,171,601(9)
	(10)	Shared Dispositive Power 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,171,601(9)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%(10)
(14)	TYPE OF REPORTING PERSON CO

(9)	Represents 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.
(10)	Percentage ownership is calculated based on 1,795,188,310 ordinary shares outstanding immediately after the completion of the Follow-on Offering of the Issuer, comprising of (i) 1,439,376,230 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus filed with the Commission on December 4, 2020. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 50202M102	SCHEDULE 13D	Page 6 of 8 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on August 13, 2020 (the “Original Schedule 13D,” and as amended by this Amendment, this “Schedule 13D”) relating to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Li Auto Inc., a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 11 Wenliang Street, Shunyi District, Beijing 101399, People's Republic of China. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D. Except as otherwise stated in this Amendment, the Original Schedule 13D remains in full force and effect.

Item 2.	Identity and Background.

Effective on September 30, 2020, Meituan Dianping changed its name to Meituan. Accordingly, Items 2 (a), (c) and (f) are hereby amended and restated in its entirety as follows:

(a)	This Schedule 13D is being filed on behalf of the following persons pursuant to Rule 13d-1 under the Act:
Xing Wang, Zijin Global Inc. Meituan Inspired Elite Investments Limited (collectively, the “Reporting Persons”)

(c)

Mr. Xing Wang is a co-founder, the chief executive officer and the chairman of the board of directors of Meituan. The principal business of Meituan is the operation of China’s leading e-commerce platform for services. The principal address of Meituan is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.

Zijin Global Inc. and Inspired Elite Investments Limited are investment holding companies.

(f)

Mr. Xing Wang is a citizen of the People’s Republic of China.

Meituan is an exempted company incorporated under the laws of the Cayman Islands.

Each of Zijin Global Inc. and Inspired Elite Investments Limited is a company limited by shares incorporated in the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by inserting the following at the end of Item 3:

On December 8, 2020, the Issuer completed its follow-on offering (the “Follow-on Offering”) of American depositary shares (“ADSs”), each representing two Class A Ordinary Shares. Mr. Xing Wang, acting through Shared Patience Inc., subscribed for and was allocated 689,655 ADSs in the Follow-on Offering, representing 1,379,310 Class A Ordinary Shares, for an aggregate purchase price of US$20,000,000.

CUSIP No. 50202M102	SCHEDULE 13D	Page 7 of 8 Pages

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

Items 5(a) and (b) are hereby amended and restated in its entirety as follows:

The responses to rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 1,795,188,310 ordinary shares outstanding immediately after the completion of Follow-on Offering of the Issuer, comprising of (i) 1,439,376,230 Class A Ordinary Shares, and (ii) 355,812,080 Class B Ordinary Shares, as disclosed in the Issuer’s prospectus filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 4, 2020. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

Except as disclosed in this Schedule 13D, the Reporting Persons presently do not have the power to vote or to direct the vote or to dispose or direct the disposition of any Class A Ordinary Shares that they may be deemed to beneficially own.

(c)

Item 5(c) of this Schedule 13D is hereby amended and restated in its entirety as follows:

See the transactions described in “Item 3 – Sources and Amount of Funds or Other Consideration.”

Except as disclosed in this Schedule 13D, none of the Reporting Persons effected any transaction in the Class A Ordinary Shares during the past 60 days.

CUSIP No. 50202M102	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2020

Xing Wang

/s/ Xing Wang

ZIJIN GLOBAL INC.

By:	/s/ Xing Wang
Name:	Xing Wang
Title:	Director

MEITUAN

By:	/s/ Xing Wang
Name:	Xing Wang
Title:	Director

INSPIRED ELITE INVESTMENTS LIMITED

By:	/s/ Shaohui Chen
Name:	Shaohui Chen
Title:	Director